Exhibit 23



            CONSENT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS


We consent to the incorporation by reference in this Annual Report (Form 10-K) of American Woodmark Corporation of our report dated June 7, 1996, included in the April 30, 1996 Annual Report to Shareholders of American Woodmark Corporation.

Our audits also included the financial statement schedule of American Woodmark Corporation listed in Item 14(a). This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.


                         /s/ERNST & YOUNG LLP



Baltimore, Maryland
July 12, 1996
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